Exhibit 99.1

Condensed Interim Consolidated Financial Statements
(Unaudited)

Aeterna Zentaris Inc.

As at June 30, 2018 and for the three-month and six-month periods ended June 30, 2018 and 2017
(presented in thousands of US dollars)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
As at June 30, 2018 and for the three-month and six-month period ended June 30, 2018 and 2017

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)	4
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)	5
Condensed Interim Consolidated Statements of Cash Flows	6
Notes to Condensed Interim Consolidated Financial Statements	7

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Financial Position
(in thousands of US dollars)

(Unaudited)	June 30, 2018	December 31, 2017
	$	$
ASSETS
Current Assets
Cash and cash equivalents	19,946	7,780
Trade and other receivables	481	221
Inventory	1,397	643
Prepaid expenses and other current assets	886	737
Total current assets	22,710	9,381
Restricted cash equivalents	373	381
Property, plant and equipment	75	101
Identifiable intangible assets	93	90
Other non-current assets	—	150
Deferred tax asset	—	3,479
Goodwill	8,383	8,613
Total assets	31,634	22,195
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 5)	2,146	2,987
Provision for restructuring costs (note 6)	566	2,296
Income taxes payable	2,904	—
Current portion of deferred revenues	—	486
Total Current liabilities	5,616	5,769
Deferred revenues	—	55
Warrant liability (note 7)	2,203	3,897
Employee future benefits (note 8)	13,569	14,229
Provisions and other non-current liabilities	736	1,028
Total Liabilities	22,124	24,978
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (note 9)	222,335	222,335
Other capital	89,288	88,772
Deficit	(302,134)	(314,161)
Accumulated other comprehensive income	21	271
Total Shareholders' Equity (Deficiency)	9,510	(2,783)
Total Liabilities and Shareholders' Equity (Deficiency)	31,634	22,195
Commitments and contingencies (note 16)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.
Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Gérard Limoges
Carolyn Egbert Chair of the Board	Gérard Limoges Director

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)
For the six months ended June 30, 2018 and 2017
(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)[1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2018	16,440,760	222,335	88,772	(314,161)	271	(2,783)
Net income	—	—	—	11,822	—	11,822
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(250)	(250)
Actuarial gain on defined benefit plan (note 8)	—	—	—	205	—	205
Comprehensive income (loss)	—	—	—	12,027	(250)	11,777
Share-based compensation costs	—	—	516	—	—	516
Balance - June 30, 2018	16,440,760	222,335	89,288	(302,134)	21	9,510

(Unaudited)	Common shares (number of)[1]	Share capital	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$
Balance - January 1, 2017	12,917,995	213,980	88,590	(298,059)	1,701	6,212
Net loss	—	—	—	(6,681)	—	(6,681)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(792)	(792)
Actuarial gain on defined benefit plan	—	—	—	635	—	635
Comprehensive loss	—	—	—	(6,046)	(792)	(6,838)
Share issuances in connection with "At-the-Market" drawdowns (note 9)	1,731,983	4,303	—	—	—	4,303
Share-based compensation costs	—	—	814	—	—	814
Balance - June 30, 2017	14,649,978	218,283	89,404	(304,105)	909	4,491
_____________________________

[1]	Issued and paid in full.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2018 and 2017
(in thousands of US dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
(Unaudited)	2018	2017	2018	2017
	$	$	$	$
Revenues
Sales commission and other	79	131	169	284
Licensing revenue (note 4)	89	112	24,657	220
Total revenues	168	243	24,826	504

Cost of goods sold	197	—	197	—

Research and development costs	974	3,599	1,807	6,054
General and administrative expenses	2,004	1,874	4,790	3,755
Selling expenses	497	1,449	2,138	2,991
Total operating expenses	3,475	6,922	8,735	12,800
(Loss) income from operations	(3,504)	(6,679)	15,894	(12,296)

Gain due to changes in foreign currency exchange rates	677	196	725	261
Change in fair value of warrant liability	(134)	3,914	1,694	5,317
Other finance income	126	19	144	37
Net finance income	669	4,129	2,563	5,615
(Loss) income before income taxes	(2,835)	(2,550)	18,457	(6,681)
Income tax recovery (expense)	233	—	(6,635)	—
Net (loss) income	(2,602)	(2,550)	11,822	(6,681)
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(28)	(659)	(250)	(792)
Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans	205	194	205	635
Comprehensive (loss) income	(2,425)	(3,015)	11,777	(6,838)
Net income (loss) per share (basic)	(0.16)	(0.18)	0.72	(0.49)
Net income (loss) per share (diluted)	(0.16)	(0.18)	0.70	(0.49)
Weighted average number of shares outstanding (note 15):
Basic	16,440,760	14,086,508	16,440,760	13,776,045
Diluted	16,440,760	14,086,508	16,489,364	13,776,045

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2018 and 2017
(in thousands of US dollars)

	Three months ended June 30,			Six months ended June 30,
(Unaudited)	2018	2017		2018	2017
	$	$		$	$
Cash flows from operating activities
Net income (loss) for the period	(2,602)	(2,550)		11,822	(6,681)
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 7)	134	(3,914)		(1,694)	(5,317)
Provision for restructuring costs (note 6)	—	—		(214)	—
Depreciation, amortization and impairment	21	108		35	66
Deferred income taxes	—	—		3,479	—
Share-based compensation costs	392	405		515	814
Employee future benefits (note 8)	(311)	93		(233)	174
Amortization of deferred revenues	—	(112)		(541)	(220)
Foreign exchange loss on items denominated in foreign currencies	(629)	(205)		(729)	(282)
Gain on disposal of property, plant and equipment	—	—		9	—
Other non-cash items	8	—		24	(11)
Changes in operating assets and liabilities (note 11)	(1,790)	283		(533)	(1,395)
Net cash (used in) provided by operating activities	(4,777)	(5,892)		11,940	(12,852)
Cash flows from financing activities
Proceeds from issuances of common shares, net of cash transaction costs of nil in 2018 and $60 and $157 in 2017 (note 9)	—	1,856		—	4,512
Net cash provided by financing activities	—	1,856		—	4,512
Cash flows from investing activities
Purchase of property, plant and equipment	—	(2)		—	(4)
Disposal of property, plant and equipment	—	—		11	—
Decrease in restricted cash equivalents	—	50		—	50
Net cash used in investing activities	—	48		11	46
Effect of exchange rate changes on cash and cash equivalents	175	142	142	215	226
Net change in cash and cash equivalents	(4,602)	(3,846)		12,166	(8,068)
Cash and cash equivalents – Beginning of period	24,548	17,777		7,780	21,999
Cash and cash equivalents – End of period	19,946	13,931		19,946	13,931

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1 Summary of business and basis of preparation
Summary of business
Aeterna Zentaris Inc. ("Aeterna Zentaris" or the "Company") is a specialty biopharmaceutical company engaged in developing and commercializing novel pharmaceutical therapies. On December 20, 2017, the FDA granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency ("AGHD"). On January 16, 2018, the Company through Aeterna Zentaris GmbH entered into a license and assignment agreement with Strongbridge Ireland Limited ("Strongbridge") to carry out development, manufacturing, registration and commercialization of Macrilen™ (macimorelin) in the United States and Canada (the "Strongbridge License Agreement").
Basis of presentation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as at and for the year ended December 31, 2017.
The accounting policies in these condensed interim consolidated financial statements are consistent with those presented in the Company's annual consolidated financial statements, except for the adoption, of IFRS 9, Financial Instruments (“IFRS 9”), and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), effective January 1, 2018. See note 3 for the impact of the adoption of IFRS 9 and IFRS 15.
The other standards did not have any significant impact on the Company’s accounting policies and did not result in retrospective adjustments upon adoption.
These unaudited condensed interim consolidated financial statements were approved by the Company's Board of Directors on August 9, 2018.
These unaudited condensed interim consolidated financial statements were prepared on a going concern basis.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

2 Critical accounting estimates and judgments
The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company's condensed interim consolidated financial statements, were the same as those found in note 3 to the Company's annual consolidated financial statements except for significant judgments under IFRS 15 relating to revenue recognition (see note 4 - Licensing arrangement)
3 Summary of significant accounting policies
A) Impact of adoption significant new IFRS standards in 2018
The following new IFRS standards have been adopted by the Company from January 1, 2018
IFRS 9 Financial instruments
IFRS 9 Financial Instruments ("IFRS 9") replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.
The adoption of IFRS 9 on January 1, 2018 resulted in changes in accounting policies, however there were no adjustments to the amounts recognized in these interim consolidated financial statements. The Company has applied the changes in accounting policies retrospectively; however in accordance with the transitional provisions in IFRS 9, comparative figures have not been restated.
The Company's financial assets are mainly comprised of cash and cash equivalents, trade and other receivables, and restricted cash equivalents, which are classified and accounted for under IFRS 9 at amortized cost. Financial liabilities are mainly comprised of payables and accrued liabilities, which are accounted for at amortized cost, and warrant liabilities, which is a derivative that is accounted for at fair value through profit and loss (FVTPL).
The impairment of financial assets, including trade and other receivables, is now assessed using the simplified method of the expected credit loss model: previously, the incurred loss model was used. The impact of applying the expected credit loss model was not material.
The Company applied the modified retrospective method upon adoption of IFRS 9 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 9 to retained earnings and not to restate prior years. The application of this new standard has no impact on deficit.
IFRS 15 Revenue from contracts with customers
Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This new standard was applied using a modified retrospective approach. The adoption of IFRS 15 did not have a significant impact on the timing or measurement of the Company’s revenue and no adjustment to the opening balance of deficit as at January 1, 2018 has been recorded as result of adopting IFRS 15.
The impacts of adoption of the new standard are summarized below:

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company's revenue consists of licensing fees representing non-refundable payments received at the time of executing the license agreement are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligation and collectability of the fees is probable. Under IFRS 15, the Company determines whether the Company's promise to grant a license provides its customer with either a right to access the Company’s intellectual property ("IP") or a right to use the Company’s IP. Revenue from a license that provides a customer the right to use the Company’s IP is recognized at a point in time when the transfers to the licensee is completed and the license period begins. Revenue from a license that provide access to the Company's IP over a license term is considered to be a performance obligation satisfied over time and, therefore, revenue is recognized over the term of the license arrangement.
Revenue consists also of royalty income from the out-licensing of IP, which is recognized as earned and from manufacturing and other services, where revenue is recognized when control transfers to the third party and the Company’s performance obligations are satisfied. The adoption of IFRS 15 did not significantly change the timing or amount of revenue recognized from these manufacturing and other services arrangements, nor did it change accounting for these royalty arrangements, as the standard's royalty exception is applied for IP licenses.
Furthermore, the Company receives milestone payments related to the out-licensing of IP. IFRS 15 did not significantly change the timing or amount of revenue recognized under these arrangements.
The Company applied the modified retrospective method upon adoption of IFRS 15 on January 1, 2018. This method requires the recognition of the cumulative effect of initially applying IFRS 15 to retained earnings and not to restate prior years. The application of this new standard effective January 1, 2018 had no impact on opening retained earnings.
The Company’s updated accounting policies, effective January 1, 2018, upon adoption of IFRS 9 and IFRS 15 are as follows:
Financial instruments
Financial assets at FVTPL: Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statement of income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the statement of income (loss) in the period in which they arise.
Financial liabilities at FVTPL: Warrant liabilities are classified as financial liabilities that are required to be measured at FVTPL. These financial liabilities are initially recognized at fair value, and transaction costs directly attributable to issuing the warrants are expensed in the statement of income (loss). Financial liabilities that are required to be measured at FVTPL have all fair value movements, including those related to changes in the credit risk of the liability, recognized in the statement of income (loss).
Financial assets at fair value through other comprehensive income (FVTOCI): Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss) in the period in which they arise.
Financial assets at amortized cost: A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date, and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.
Impairment of financial assets at amortized cost: The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The following table shows the classification of the Company’s financial assets under IFRS 9:
Financial asset/liability             IFRS 9 Classification
Cash and cash equivalents            Amortized cost
Trade and other receivables            Amortized cost
Warrant liability (derivative)            FVTPL
Payable and accrued liabilities             Amortized cost
Licensing revenues
License fees representing non-refundable payments received at the time of executing the license agreements. The Company’s promise to grant a license provides its customer with either a right to access the Company’s IP or a right to use the Company’s IP. Revenue from a license that provides a customer the right to use the Company’s IP is recognized at a point in time when the transfers to the licensee is completed and the license period begins. Revenue from a license that provides access to the Company’s IP over a license term is considered to be a performance obligation satisfied over time and, therefore, revenue is recognized over time the term of the license arrangement.
Royalty and milestone revenue
Royalty income earned through a license is recognized when the underlying sales have occurred. Milestone income is recognized at the point in time when it is highly probable that the respective milestone event criteria are met, and the risk of reversal of revenue recognition is remote. Other revenue also includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales, and is recognized when control transfers to the third party and our performance obligations are satisfied.
B) Accounting standards adopted without impact
In November 2016, the IFRS Interpretations Committee issued an Interpretation on how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The Interpretation applies where an entity either pays or receives consideration in advance for foreign currency-denominated contracts. The Interpretation provides guidance for when a single payment/receipt is made, as well as for situations where multiple payments/receipts are made. The Company adopted this interpretation during the quarter ended March 31, 2018. The adoption of this interpretation did not have a significant impact on the Company's condensed interim consolidated financial statements.
In December 2016, IFRIC 22, Foreign Currency Transactions and Advance Consideration ("IFRIC 22"), was issued. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. The Company adopted this interpretation during the quarter ended March 31, 2018. The adoption of this interpretation did not have a significant impact on the Company's condensed interim consolidated financial statements.
C) Accounting standards not yet adopted
In January 2016, IFRS 16 Leases ("IFRS 16") was issued by the IASB. It replaces IAS 17 Leases for reporting periods beginning on or after January 1, 2019. It can be applied before that date by entities that also apply IFRS 15. IFRS 16 sets out a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lesses and lessors. IFRS 16 applies a control model for the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer. The Company will adopt this standard in January 2019. The adoption of this standard is not expected to have significant impact on the Company's consolidated financial statements.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

4 Licensing arrangement
Strongbridge License Agreement
On January 17, 2018, the Company received an upfront cash payment of $24.0 million from Strongbridge. Under the terms of the license agreement, and for as long as Macrilen™ (macimorelin) is patent-protected, the Company will be entitled to a 15% royalty on annual net sales up to $75.0 million and an 18% royalty on annual net sales above $75.0 million. Following the end of patent protection in United States or Canada for Macrilen™ (macimorelin), the Company will be entitled to a 5% royalty on net sales in that country.
In addition, the Company will also receive one-time payments from Strongbridge following the first achievement of the following commercial milestone events:
•$4.0 million on achieving $25.0 million annual net sales,
•$10.0 million on achieving $50.0 million annual net sales,
•$20.0 million on achieving $100.0 million annual net sales,
•$40.0 million on achieving $200.0 million annual net sales, and
•$100.0 million on achieving $500.0 million annual net sales.
Upon approval by the FDA of a pediatric indication for Macrilen™ (macimorelin), the Company will receive a one-time milestone payment of $5.0 million from Strongbridge.
Strongbridge agrees to fund 70% of the costs of a worldwide pediatric development program to be run by the Company with customary oversight from a joint steering committee. The joint steering committee will be comprised of four persons, two of whom will be appointed by each of Strongbridge and the Company.
The Strongbridge License Agreement will expire at the end of a defined royalty period in each of the United States and Canada (the "Territory"), at which time the license that the Company granted to Strongbridge will become irrevocable, fully paid-up, perpetual and royalty-free in such country.
Strongbridge has the right to terminate the Strongbridge License Agreement if: (i) there is a safety concern related to Macrilen™ (macimorelin), (ii) upon withdrawal of regulatory approval for Macrilen™ (macimorelin) in the U.S. that is believed to be permanent, (iii) upon two hundred and seventy (270) days' prior written notice, (iv) or if the Company commits a material breach of any terms of the Strongbridge License Agreement that it fails to cure within 90 days after receiving written notice of the breach. The Company has the right to terminate the Strongbridge License Agreement if Strongbridge commits a material breach of any term of the Strongbridge License Agreement that it fails to cure within 90 days after receiving written notice of the breach. If the breach relates to Canada then the Company shall only have the right to terminate the Strongbridge License Agreement in relation to Canada. If the breach relates to the United States, then the Company shall have the right to terminate the Strongbridge License Agreement in its entirety.
Accounting for the Strongbridge License Agreement
IFRS 15 requires the Company to use a 5-step approach to evaluating, the timing and amount of revenue to be recognized with contracts with customers. In order to determine the amount and timing of recognition of revenue with respect to payments received from Strongbridge the Company had identified several distinct performance obligations it has under the Strongbridge License Agreement, which includes: (i) the sale of a "right to use" license of Macrilen™ (macimorelin) for adult indication for diagnosing growth hormone deficiency and any other future indication in USA and Canada; (ii) the sale of  a "right to use" license for a pediatric indication of Macrilen™ (macimorelin) in the USA and Canada which is contingent upon FDA approval; and (iii) interim supply arrangement provided by the Company for the sale of ingredients or finished product in the manufacturing of Macrilen™ (macimorelin). In respect to the pediatric indication, management has determined that Strongbridge and the Company have entered into a collaboration arrangement to share in the development costs (risks and benefits) associated with this indication.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The Company estimated that the aforementioned $24.0 million together with the royalty and the one-time payments following the first achievement of the commercial milestone events represents the stand alone selling price of the “right to use” license for MacrilenTM (macimorelin) for adult indication and consequently the full amount of the $24.0 million upfront payment has been recognized as revenue upon the execution of the Strongbridge License Agreement and the transfer of license to Strongbridge (distinct performance obligation). The Company will recognize revenue related to the other milestone payments, interim supply arrangement and royalties when the related performance obligations have been fulfilled, as described in the IFRS 15 accounting policy under note 3.
5 Payables and accrued liabilities

	June 30,	December 31,
	2018	2017
	$	$
Trade accounts payable	981	1,222
Accrued research and development costs	33	127
Salaries, employment taxes and benefits	311	390
Current portion of onerous contract provisions	123	173
Other accrued liabilities	698	1,075
	2,146	2,987
6 Provision for restructuring costs
In July 2017, the Company's subsidiary located in Germany, Aeterna Zentaris GmbH, and its Works Council approved the Company's restructuring program (the "2017 German Restructuring"), creating a constructive obligation from that date. The 2017 German Restructuring is a consequence of the negative Phase 3 clinical trial results of ZoptrexTM announced on May 1, 2017 and the related impact on the Company's product pipeline. This is also part of the continued strategy to transition Aeterna Zentaris into a commercially operating specialty biopharmaceutical organization focused on the development and commercialization of MacrilenTM (macimorelin). The goal of the 2017 German Restructuring is to reduce to a minimum the Company's R&D activities and is expected to result in the termination of approximately 24 employees of the German subsidiary.
The Company started implementing the 2017 German Restructuring in the fourth quarter of 2017, with staff departures expected to be completed over a period of approximately 18 months. Total initial restructuring costs associated with the 2017 German Restructuring include severance accruals and other directly related costs ($2,002,000) and an onerous lease provision ($1,113,000), for a total of ($3,115,000). For the six months ended June 30, 2018, $1,476,000 of severance and other costs and $210,000 of onerous lease provisions were utilized. In addition, a reversal of $214,000 due to changes in assumptions for severance and $97,000 of currency exchange adjustments were recorded.

The changes in the Company's provision for restructuring costs can be summarized as follows:

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	2017 German Restructuring: onerous lease	2017 German Restructuring: severance	Total
		$	$
Balance – January 1, 2018	1,209	1,805	3,014
Utilization of provision	(210)	(1,476)	(1,686)
Unused provision reversed due to changes in assumptions	—	(214)	(214)
Impact of foreign exchange rate changes	39	58	97
Balance – June 30, 2018	1,038	173	1,211
Less current portion	(393)	(173)	(566)
Non-current portion	645	—	645
7 Warrant liability
The change in the Company's warrant liability can be summarized as follows:

Six months ended June 30, 2018
$
Balance – Beginning of period	3,897
Change in fair value of warrant liability	(1,694)
Balance – End of period	2,203
A summary of the activity related to the Company's share purchase warrants that are classified as a liability is provided below.

	Six months ended June 30, 2018		Year ended December 31, 2017
	Number	Weighted average exercise price	Number		Weighted average exercise price
		$			$
Balance – Beginning of period	3,417,840	7.59	3,779,245		9.66	*
Exercised	—	—	(331,730)	**	1.07
Expired	—	—	(29,675)		345.00
Balance – End of period	3,417,840	7.59	3,417,840		7.59
_________________________

*	As adjusted (note 9 - Share capital)

**	A portion of the Series A warrants was exercised using the cashless feature. Therefore, the total number of equivalent shares issued was 301,343.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at June 30, 2018. The Black-Scholes option pricing model uses "Level 2" inputs, as defined by IFRS 13, Fair value measurement ("IFRS 13") and as discussed in note 13 - Financial instruments and financial risk management.

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(a)	(b)	(c)	(d)
July 2013 Warrants	25,996	1.95	185.00	2.08%	77.40%	0.08	0.00%
March 2015 Series A Warrants (e)	115,844	1.95	1.07	2.25%	115.38%	1.69	0.00%
December 2015 Warrants	2,331,000	1.95	7.10	2.34%	138.34%	2.46	0.00%
November 2016 Warrants (f)	945,000	1.95	4.70	2.27%	113.55%	1.84	0.00%
_________________________

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.

(b)	Based on the historical volatility of the Company's stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.

(c)	Based upon time to expiry from the reporting period date.

(d)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(e)
For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions. Specifically, the weighted average exercise price is subject to adjustment (see note 9 - Share capital).

(f)
For the November 2016 Warrants, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10.00 call option, which was also calculated using the Black-Scholes pricing model.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

8 Employee future benefits
The Company sponsors a pension plan in Germany (The Aeterna Zentaris GmbH Pension Plan). The change in the Company's accrued benefit obligations is summarized as follows:

	Six months ended June 30, 2018
	Pension benefit plans	Other benefit plans	Total
	$	$	$
Balances – Beginning of the period	14,145	84	14,229
Current service cost	34	2	36
Interest cost	110	—	110
Actuarial gain arising from changes in financial assumptions	(205)	—	(205)
Benefits paid	(223)	—	(223)
Impact of foreign exchange rate changes	(378)	—	(378)
Balances – End of the period	13,483	86	13,569
Amounts recognized:
In net loss	(144)	(2)	(146)
In other comprehensive loss	583	—	583
The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Since January 1, 2018, management determined that the discount rate assumption should be adjusted from 1.7% to 1.8% as a result of changes in the European economic environment.
9 Share capital
The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.
Common shares issued in connection with "At-the-Market" ("ATM") drawdowns
April 2016 ATM Program
On April 1, 2016, the Company entered into an ATM sales agreement (the "April 2016 ATM Program"), under which the Company was able, at its discretion and from time to time, to sell up to 3.0 million common shares through ATM issuances on the NASDAQ for aggregate gross proceeds of up to $10.0 million The April 2016 ATM Program provides that common shares were to be sold at market prices prevailing at the time of sale and, as a result, prices varied.
Between January 1, 2017 and March 24, 2017, the Company issued a total of 817,670 common shares under the April 2016 ATM Program at an average issuance price of $3.14 per share for aggregate gross proceeds of $2.5 million less cash transaction costs of $83,000 and previously deferred financing costs of $95,000.
March 2017 ATM Program
On March 28, 2017, the Company commenced a new ATM offering pursuant to its existing ATM Sales Agreement, dated April 1, 2016, under which the Company was able, at its discretion, from time to time, to sell up to a maximum of 3 million common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $9.0 million (the "March 2017 ATM Program"). The common shares were to be sold at market prices prevailing at the time of the sale of the common shares and, as a result, sale prices varied.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Between March 28, 2017 and April 18, 2017, the Company issued a total of 597,994 common shares under the March 2017 ATM Program at an average issuance price of $2.97 per share for aggregate gross proceeds of $1,780,000 less cash transaction costs of $55,000 and previously deferred financing costs of $65,000.
April 2017 ATM Program
On April 27, 2017, the Company entered into a new ATM Sales Agreement (the "New ATM Sales Agreement") and filed with the Securities and Exchange Commission (the "SEC") a prospectus supplement (the "April 2017 ATM Prospectus Supplement" or "April 2017 ATM Program") related to sales and distributions of up to a maximum of 2,240,000 common shares through ATM issuances on the NASDAQ, up to an aggregate amount of $6.9 million under the New ATM Sales Agreement. The common shares will be sold at market prices prevailing at the time of the sale of the common shares and, as a result, prices may vary. The New ATM Sales Agreement and the April 2017 ATM Program superseded and replaced the March 2017 ATM Program, which itself superseded and replaced the April 2016 ATM Program. The April 2017 ATM Prospectus Supplement supplements the base prospectus included in the Company's Shelf Registration Statement on Form F-3, as amended (the "2017 Shelf Registration Statement"), which was declared effective by the SEC on April 27, 2017. The 2017 Shelf Registration Statement allows the Company to offer up to $50.0 million of common shares and is effective for a three-year period.
Between May 30, 2017 and December 31, 2017, the Company issued a total of 1,805,758 common shares under the April 2017 ATM Program at an average issuance price of $1.71 per share for aggregate gross proceeds of $3,761,000 less cash transaction costs of $115,000 and previously deferred financing costs of $285,000. Because of these issuances, the exercise price of the Series A warrants issued in March 2015 was adjusted to $1.07 pursuant to the anti-dilution provisions contained in such warrants. No common share has been issued under the April 2017 ATM Program in 2018.
On April 24, 2018, the Company terminated the New ATM Sales Agreement, effective May 4, 2018.
Shareholder rights plan
The Company has a shareholder rights plan (the "Rights Plan") that provides the Board of Directors and the Company's shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time. The Rights Plan was approved, ratified and confirmed by the Company's shareholders at its annual meeting of shareholders held on May 10, 2016.
Stock options
The following tables summarize the activity under the second amended and restated stock option plan adopted by the Board on March 29, 2016 and ratified by the shareholders of the Company on May 10, 2016 (the "Stock Option Plan").

	Six months ended June 30,		Year ended December 31,
	2018		2017
US dollar-denominated options	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the period	712,415	4.66	966,539	7.23
Granted	265,000	1.35	390,000	2.05
Forfeited	(5,129)	20.69	(643,271)	6.02
Expired	—	—	(853)	704.88
Balance – End of period	972,286	3.67	712,415	4.66

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Six months ended June 30,		Year ended December 31,
	2018		2017
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the period	1,503	605.84	1,858	820.27
Forfeited	(97)	552.45	—	—
Expired	—	—	(355)	1,728.15
Balance – End of the period	1,406	609.52	1,503	605.84
Deferred share units ("DSU")
The Company’s shareholders approved the adoption of the 2018 long-term incentive plan (the "2018 long-term incentive plan"), which allows the Board of Directors to issue up to 11.4% of the total number of issued and outstanding common shares at any given time at an exercise price to be determined by the Board of Directors at the time of the grant subject to a ceiling.
On May 8, 2018, the Company granted 23,000 DSU to each director under the 2018 long-term incentive plan for a total of 161,000 DSU. Each DSU provides the right to receive one common share of the Company when the holder ceases to be a director. Each DSU vests on the date of grant. The fair value of each DSU is represented by the market value of the common share of the Company on the date of the grant. The Company recorded an expense of $232,560 during the second quarter of 2018 in relation to those grants.

10 Compensation of key management and other employee benefit expenses
Compensation awarded to key management and other employee benefit expenses are summarized below.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Key management personnel: *
Salaries and short-term employee benefits	575	552	1,229	1,113
Share-based compensation costs	—	376	39	758
Post-employment benefits	8	14	23	33
	583	942	1,291	1,904
Other employees:
Salaries and short-term employee benefits	239	1,003	543	1,950
Share-based compensation costs	—	28	25	56
Post-employment benefits	—	112	25	220
Termination benefits	205	—	221	—
	444	1,143	814	2,226
	1,027	2,085	2,105	4,130
_________________________
* Key management includes the members of the executive management team.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

11 Supplemental disclosure of cash flow information

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(189)	2	(269)	128
Inventory	(379)	—	(816)	—
Prepaid expenses and other current assets	20	191	(151)	(374)
Other non-current assets	151	(146)	151	(288)
Payables and accrued liabilities	(1,040)	419	(864)	(417)
Provision for restructuring costs	—	—	(1,352)	(33)
Income taxes payable	(396)	—	2,904	—
Employee future benefits (note 8)	260	(133)	144	(241)
Provisions and other non-current liabilities	(217)	(50)	(280)	(170)
	(1,790)	283	(533)	(1,395)
12 Capital disclosures
The Company's objective in managing capital, consisting of shareholders' equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, G&A expenses and working capital requirements.
Over the past several years, the Company has raised capital via public equity offerings and issuances under various ATM sales programs and licensing agreements as its primary source of liquidity, as discussed in note 4 - Licensing arrangement and note 9 - Share capital.
The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company's product development portfolio and to pursue appropriate commercial opportunities as they may arise.
The Company is not subject to any capital requirements imposed by any regulators or by any other external source.
13 Financial instruments and financial risk management
Financial assets (liabilities) as at June 30, 2018 and December 31, 2017 are presented below.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

June 30, 2018	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents *	19,946	—	—	19,946
Trade and other receivables	112	—	—	112
Restricted cash equivalents	373	—	—	373
Payables and accrued liabilities	—	—	(1,759)	(1,759)
Provision for restructuring costs	—	—	(352)	(352)
Warrant liability	—	(2,203)	—	(2,203)
	20,431	(2,203)	(2,111)	16,117

December 31, 2017	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents *	7,780	—	—	7,780
Trade and other receivables	35	—	—	35
Restricted cash equivalents	381	—	—	381
Payables and accrued liabilities	—	—	(2,689)	(2,689)
Provision for restructuring costs	—	—	(1,806)	(1,806)
Warrant liability	—	(3,897)	—	(3,897)
	8,196	(3,897)	(4,495)	(196)
_____________________
* As of June 30, 2018 and December 31, 2017, cash and cash equivalents consisted only of balances with banks.
Fair value
IFRS 13, establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
Level 3 – Inputs for an asset or liability that are not based on observable market data (unobservable inputs).
As discussed above in note 7 - Warrant liability, the Black-Scholes valuation methodology uses "Level 2" inputs in calculating fair value.
The carrying values of the Company's cash and cash equivalents, trade and other receivables, restricted cash equivalents, payables and accrued liabilities, provision for restructuring costs and other non-current liabilities approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Financial risk factors
The following provides disclosures relating to the nature and extent of the Company's exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks.
(a) Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company's exposure to credit risk currently relates to the financial assets at amortized cost in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least "P-2" or equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions.
As at June 30, 2018, the Company did not have any open or past due trade receivables.
Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and reviews the expected credit loss as appropriate.
The maximum exposure to credit risk approximates the amount recognized in the Company's consolidated statement of financial position.
(b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 12 - Capital disclosures, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company's liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.
On December 20, 2017, the FDA granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with AGHD. On January 16, 2018, the Company, through Aeterna Zentaris GmbH entered into the Strongbridge License Agreement. The $24.0 million initial payment received as part of the Strongbridge License Agreement will contribute to fulfilling the Company's future obligations (see note 4 - Licensing arrangement ).
(c) Market risk
Share price risk
The change in fair value of the Company's warrant liability, which is measured at FVTPL, results from the periodic "mark-to-market" revaluation, via the application of option pricing models, of currently outstanding share purchase warrants. These valuation models are impacted, among other inputs, by the market price of the Company's common shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in the Company's common share closing price, which on the NASDAQ ranged from $1.19 to $2.62 during the six-months ended June 30, 2018.
If variations in the market price of our common shares of -30% and +30% were to occur, the impact on the Company's net loss related to the warrant liability held at June 30, 2018 would be as follows:

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Carrying amount	-30%	+30%
	$	$	$
Warrant liability	2,203	736	(1,046)
Total impact on net loss – decrease / (increase)		736	(1,046)
(d) Foreign exchange risk
Entities using the Euro as the functional currency
The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro.
As at June 30, 2018, if the US dollar had strengthened by 10% against the Euro, with all variables held constant, net income (loss) for the six-month period would have been lower by $1,180,000 ($670,000 in 2017).
14 Segment information
The Company operates in a single operating segment, being the biopharmaceutical segment.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

15 Net income (loss) per share
The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Net income (loss)	(2,602)	(2,550)	11,822	(6,681)
Basic weighted average number of shares outstanding	16,440,760	14,086,508	16,440,760	13,776,045
Net income (loss) per share (basic)	(0.16)	(0.18)	0.72	(0.49)

Dilutive effect of share purchase warrants	—	—	48,604	—
Diluted weighted average number of shares outstanding	16,440,760	14,086,508	16,489,364	13,776,045
Net income (loss) per share (diluted)	(0.16)	(0.18)	0.70	(0.49)

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	975,196	968,085	975,196	968,085
Deferred stock units	161,000	—	161,000	—
Warrants (number of equivalent shares)	3,417,840	3,779,245	3,301,996	3,779,245

Net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any "in the money" stock options and share purchase warrants. In periods with reported net losses, all stock options and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus "in the money" stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.
16 Commitments and contingencies
The Company is committed to various operating leases for its premises. Expected future minimum lease payments, which also include future payments in connection with utility service agreements, and future minimum sublease receipts under non-cancellable operating leases (subleases), as well as future payments in connection with service and manufacturing agreements, as at June 30, 2018, are as follows:

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Minimum lease payments	Minimum sublease receipts	Service and manufacturing
	$	$	$
Less than 1 year	384	(130)	1,576
1 - 3 years	645	—	325
4 - 5 years	35	—	—
Total	1,064	(130)	1,901
Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters. No accruals have been recorded as at the end of the periods presented in the accompanying condensed interim consolidated financial statements.
Securities class action litigation
The Company and certain of its current and former officers are defendants in a class-action lawsuit pending in the U.S. District Court for the District of New Jersey (the "Court"), brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between April 2, 2012 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company's NDA for the product by the FDA. The plaintiffs represent a class comprised of purchasers of the Company's common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the Court. On September 14, 2015, the Court dismissed the lawsuit stating that the plaintiffs failed to state a claim but granted the plaintiffs leave to amend. On October 14, 2015, the plaintiffs filed a second amended complaint against the Company. The Company subsequently filed a motion to dismiss because the Company believed that the second amended complaint also failed to state a claim.
On March 2, 2016, the Court issued an order granting our motion to dismiss the complaint in part and denying it in part. The Court dismissed certain of our current and former officers from the lawsuit. The Court allowed the claim that The Company omitted material facts from our public statements during the Class Period to proceed against us and the Company's former Chief Executive Officer, who departed in 2013, while dismissing such claims against other current and former officers. The Court also allowed a claim for "controlling person" liability to proceed against certain current and former officers. On March 16, 2016, the Company filed a motion for reconsideration of the Court's March 2, 2016 order and on April 6, 2016 the Company filed an answer to the second amended complaint. On June 30, 2016, the Court issued an order denying the Company's motion for reconsideration. On February 28, 2018, the Court granted a motion for class certification which the Company appealed. The Company filed an interlocutory petition for review of the class certification order with the Third Circuit Court on March 14, 2018. Lead Plaintiff's opposition to the petition was received on March 26, 2018. The Third Circuit Court granted the petition for interlocutory review on June 20, 2018, and the appeal is pending. While the appeal is pending, the proceedings have been stayed in the trial court.
The Company's directors' and officers' insurance policies ("D&O Insurance") provide for reimbursement of certain costs and expenses incurred in connection with the defense of this lawsuit, including legal and professional fees, as well as other loss (damages, settlements, and judgments), if any, subject to certain policy exclusions, restrictions, limits, deductibles and other terms. The Company believes that the D&O Insurance applies to the purported class-action lawsuit; however, the insurers have issued standard reservations of rights letters reserving all rights under the D&O Insurance. Legal and professional fees are expensed as incurred, and no reserve is established for them. During the second quarter of 2016, the Company exceeded the deductible amount applicable to this claim. Therefore, the Company believes that the insurers will bear most of the costs for the Company's defense in future periods, subject to the Company's policy limits.

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Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2018 and for the three and six months ended June 30, 2018 and 2017
(tabular amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

While the Company believes that it has meritorious defenses and intends to defend this lawsuit vigorously, management cannot currently predict the outcome of this suit or reasonably estimate any potential loss that may result from this suit. Accordingly, the Company has not recorded any liability related to the lawsuit. No assurance can be given with respect to the ultimate outcome of such proceedings, and the Company could incur substantial unreimbursed legal fees, damages, settlements, judgments, and other expenses in connection with these proceedings that may not qualify for coverage under, or may exceed the limits of, its applicable D&O Insurance and could have a material adverse impact on the Company's financial condition, results of operations, liquidity and cash flows.
Litigation pertaining to former officers of the Company
In late July 2017, the Company terminated for cause the employment agreement of Mr. David A. Dodd, the former President and Chief Executive Officer and it also terminated the employment of Mr. Philip A. Theodore, the former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary. All outstanding stock options held by both former officers were cancelled effective as of their respective termination dates, in accordance with the provisions of the Company's 2006 stock option plan.
On August 3, 2017, the Company announced that it had filed a lawsuit against both Messrs. Dodd and Theodore for damages suffered by the Company for breach of confidence and/or breach of fiduciary duty in an amount to be determined prior to trial. The Company is also seeking, among other things, an injunction to prevent both Messrs. Dodd and Theodore (i) from continuing to use the Company's confidential and proprietary information without authorization and (ii) from mounting a proxy contest that will be premised upon the breaches of fiduciary and statutory duties and breaches of confidence alleged in the lawsuit. The Company engaged external counsel to conduct an internal investigation related to this lawsuit, which is still ongoing.
On December 21, 2017, Messrs. Dodd and Theodore brought a counterclaim against the Company and its Chair, Carolyn Egbert, in the amount of CAN$6.0 million alleging, among other things, that defamatory statements were made against Messrs. Dodd and Theodore. The Company and its Chair consider the counterclaim against them to be entirely without merit, and intend to vigorously defend against the counterclaim but cannot predict at this time the outcome or potential losses, if any, with respect to this lawsuit.
In August 2017, Mr. Dodd filed a lawsuit in the Court of Common Pleas of South Carolina against the Company for damages of approximately $1.7 million alleging breach of his employment contract. He is also requesting that all of his outstanding stock options vest effective upon his termination date.  On September 5, 2017, the lawsuit in the Court of Common Pleas of South Carolina was moved to the Federal Court in South Carolina. The court has set a scheduling order, with discovery now set to end in August 2018. While the Company believes it has meritorious defenses and intends to continue to defend this lawsuit vigorously, it cannot predict the outcome.
Cogas Litigation
Cogas Consulting, LLC ("Cogas") filed a lawsuit against the Company in state court in Fulton County, Georgia on February 2, 2018. The lawsuit has been removed to federal court in Georgia.  In the lawsuit, Cogas alleges that its employee (and sole shareholder) John Sharkey is entitled to a "success fee" commission on the Strongbridge License Agreement.  Cogas is claiming damages in the form of a lost commission on the transaction.  Cogas claims its commission is 5% on payments the Company receives within the first three years after January 14, 2018.  Cogas alleges it is entitled to 5% of the $24.0 million Strongbridge already paid the Company, plus 5% of any royalty Strongbridge pays the Company through January 17, 2021.
In March 2018, the Company initiated an arbitration process with the International Centre for Dispute Resolution related to the dispute with Cogas and subsequently moved to stay the lawsuit in federal court in Georgia pending the resolution of the arbitration proceedings.  The motion to stay is currently pending.  The Company plans to vigorously litigate its dispute with Cogas but cannot predict at this time the outcome or potential losses, if any, with respect to this dispute.

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